SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)

Jabil Circuit, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
466313-10-3
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

CUSIP NO.	466313-10-3	Page	2	of	4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William D. Morean

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		3,849,068 (includes 46,000 options exercisable within 60 days of the calendar year end)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,941,642

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	3,838,142
(includes 46,000 options exercisable within 60 days of the calendar year end and excludes 10,926 shares of restricted stock over which Mr. Morean has sole voting power, but not dispositive power)

	8	SHARED DISPOSITIVE POWER

10,941,642

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,790,710 (includes 46,000 options exercisable within 60 days of the calendar year end)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

Does not include 12,000 unvested restricted stock units that Mr. Morean does not vote and 15,912 shares held by Mr. Morean’s spouse over which Mr. Morean disclaims beneficial ownership. ☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.8%

12	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	466313-10-3	Page	3	of	4

Item 1.	(a)	Name of Issuer: Jabil Circuit, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

Item 2.	(a)	Name of Person Filing: William D. Morean (“Morean”)

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

Item 2.	(c)	Citizenship: United States of America

Item 2.	(d)	Title of Class of Securities: Common Stock

Item 2.	(e)	Cusip Number: 466313-10-3

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned (describe): 14,790,710

	(b)	Percent of Class: 6.8%

	(c)	Number of shares as to which such person has:
See Items 5-8 on the cover page.
     Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean is deemed to share beneficial ownership with Audrey M. Petersen (the other member of the management committee) of 10,812,502 shares held by such trust.
     Morean is a director of Eagle’s Wing Foundation, a private charitable foundation, and as such may be deemed to share with the other board members of the foundation beneficial ownership of the 129,140 shares held by such foundation.
     Morean is the sole trustee of the William D. Morean Living Trust and the William D. Morean Trust, and has sole voting and dispositive power over the shares owned by each trust. As a result of these facts, Morean is deemed to be the beneficial owner of the 3,748,843 shares held of record by the trusts.

CUSIP NO.	466313-10-3	Page	4	of	4
Item 5. Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ n/a
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean shares with Audrey M. Petersen (the other member of the management committee) the power to direct the receipt of dividends from, or proceeds from the sale of, the 10,812,502 shares held by such trust.
     Morean is a director of the Eagle’s Wing Foundation, a private charitable foundation and as such may be deemed to share with the other board members of the foundation, the power to direct the receipt of dividends from, or proceeds from the sale of, the 129,140 shares held by the foundation.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A
Item 8. Identification and Classification of Members of the Group: N/A
Item 9. Notice of Dissolution of Group: N/A
Item. 10. Certification (see Rule 13d-1(b) and (c)): N/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2011

/s/ William D. Morean
William D. Morean